The RMR Group Inc.

Two Newton Place, 255 Washington Street, Suite 300

Newton, Massachusetts 02458-1634

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

February 9, 2022

RE:	The RMR Group Inc.

Registration Statement on Form S-3

File No. 333-262124

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The RMR Group Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 filed on January 12, 2022, as amended by Amendment No. 1 thereto filed on February 7, 2022 (File No. 333-262124), at 4:00 p.m., Eastern Time, on February 14, 2022, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to P. Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (213) 687-5122, and that such effectiveness also be confirmed in writing.

[signature page follows]

Very truly yours,

THE RMR GROUP INC.

By:	/s/ Matthew P. Jordan
	Name:	Matthew P. Jordan
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc: P. Michelle Gasaway